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بنك الإسكان للتجارة والتمويل
The Housing Bank for Trade & Finance

02 SEP 23 AM 10:03

Ref. No. 9/1/3 الرقم
Date 18/09/2002 التاريخ

File No: 82 - 5016

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C 20549
U.S.A

SUPPL

Att. : The Office of International Corporate Finance

Re : The Housing Bank for Trade & Finance : Information Furnished Pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934

Dear Sirs,

Enclosed (as per attached index) the Housing Bank for Trade & Finance Amman, Jordan information, which are being furnished pursuant to Rule 12g3 – 2 (b) of the Securities Exchange Act of 1934.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Sincerely Yours,

General Manager

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Ref. No. ______________ الرقم
Date ______________ التاريخ

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بنك الإسكان للتجارة والتمويل

The Housing Bank for Trade & Finance

شركة مساهمة عامة محدودة أردنية


www.the-housingbank.com

البيانات المالية نصف السنوية

٢٠٠٢

الميزانية العامة الموحدة كما في ٣٠ حزيران/يونيو ٢٠٠٢ و ٣١ كانون الأول/ديسمبر ٢٠٠١

البيان	٣٠ حزيران ٢٠٠٢	٣١ كانون الأول ٢٠٠١
	دينـــار	دينـــار
الموجودات		
نقد وأرصدة لدى البنوك المركزية	٣٢١,٧٠٦,٩١٧	٣٢٨,٩٤٠,٥٣٨
أرصدة لدى البنوك والمؤسسات المصرفية	٢١٩,٢٨٢,٦٧٠	٢٥٩,١٧٣,١٠٤
ايداعات لدى البنوك والمؤسسات المصرفية	٤٩,٠١٤,٢٥٧	٣٤,٩٧٤,٦٣٣
موجودات مالية للمتاجرة	٢١,٦٣٨,٧٦١	٢٢,٢٤٤,١٠٧
التسهيلات الائتمانية المباشرة بالصافي	٦٠٤,٤٥٧,٦٢٣	٥٨٤,٧٥١,٣٩٣
موجودات مالية متوفرة للبيع	١٢١,٥٦٥,٢١٥	٨٨,٢٧٩,٨٩٩
إستثمارات محتفظ بها لتاريخ الاستحقاق بالصافي	٢٧٠,٠٥٣,٨٥٣	٢٧٧,١٩٤,٨٩٨
إستثمارات في شركات حليفة	٢٣,٧٩٣,٩٣٠	٢٤,٧٧٨,٥٤١
موجودات ثابتة بالصافي	٣٣,٣٥١,١١٦	٣١,٩٣٤,٠٤٤
موجودات أخرى	٤٧,١١٢,٥٧٤	٥٦,٥٤٠,٦٣٦
مجموع الموجودات	١,٧١١,٩٧٦,٩١٦	١,٧٠٨,٨١١,٧٩٢
المطلوبات وحقوق المساهمين		
المطلوبات :		
ودائع البنوك والمؤسسات المصرفية	٦٣,٤٢٥,٥٢٢	٧٣,٩٢٥,٤٩٨
ودائع العملاء	١,٢٥٥,٧٤٢,٤٦٧	١,٢٣٩,٢٩٩,٦٣٩
تامينات نقدية	٤٥,١٣٠,٧٥٤	٤٥,٥٥٨,٥١٤
أموال مقترضة	٤٨,٥٧١,٣٤٤	٥٢,٠٣٩,٢٧٩
مخصصات متنوعة	٦,٤٥١,٩٦٨	٨,٥٠٨,٩٩٩
مطلوبات أخرى	٣١,٨٨٧,٨٧٨	٢٩,٠٧٣,٥١٧
مخصص ضريبة الدخل	٣,٠٩١,٢٦٣	٣,٨٦٦,٢٢١
مجموع المطلوبات	١,٤٥٤,٣٠١,١٩٦	١,٤٥٣,٢٧١,٦٦٧
حقوق الأقلية	١٠٠,١٠٧	٨٤,٦٥٠
حقوق المساهمين:		
رأس المال المكتتب به (المدفوع)	١٠٠,٠٠٠,٠٠٠	١٠٠,٠٠٠,٠٠٠
علاوة الإصدار	٧١,٠٠٠,٠٠٠	٧١,٠٠٠,٠٠٠
إحتياطي قانوني	٢١,٦٠٩,٤٤٨	٢١,٦٠٩,٤٤٨
إحتياطي إختياري	٣٣,٢٢٢,٠٦٨	٣٣,٢٢٢,٠٦٨
إحتياطي التفرع الخارجي	٣,٥٥٠,٠٠٠	٣,٥٥٠,٠٠٠
إحتياطيات أخرى	١٥٤,٠٠٨	١٥٤,٠٠٨
التغير المتراكم في القيمة العادلة	٧,٤٨١,١٣٤	٧,٥١٨,٤٥٩
أرباح مدورة	٧,١٨٢,٤٦٤	٧,٤٠١,٤٩٢
أرباح الفترة	١٣,٣٧٦,٤٩١	-
أرباح مقترح توزيعها على المساهمين	-	١٢,٠٠٠,٠٠٠
مجموع حقوق المساهمين	٢٥٧,٥٧٥,٦١٣	٢٥٦,٤٥٥,٤٧٥
مجموع المطلوبات وحقوق المساهمين	١,٧١١,٩٧٦,٩١٦	١,٧٠٨,٨١١,٧٩٢

بيان الدخل الموحد للفترة المنتهية في ٣٠ حزيران/يونيو ٢٠٠٢ و ٢٠٠١

البيان	٣٠ حزيران ٢٠٠٢ دينـــار	٣٠ حزيران ٢٠٠١ دينـــار
الفوائد الدائنة	٤٦,١٣٨,٩٣٣	٥٥,٥٥٦,٦٦١
الفوائد المدينة	١٨,٢٧٤,١٨٧	٢٨,٣١٨,٠٤٣
صافي الفوائد	٢٧,٨٦٤,٧٤٦	٢٧,٢٣٨,٦١٨
صافي العمولات	٤,٢٧٤,٥١٦	٤,٠٩٨,٧٨١
صافي الفوائد والعمولات	٣٢,١٣٩,٢٦٢	٣١,٣٣٧,٣٩٩
الايرادات من غير الفوائد والعمولات		
حصة البنك من (خسائر) الشركات الحليفة	(١٦٨,٤٧٣)	(١٥٢,٠٠٣)
صافي أرباح موجودات وأدوات مالية	٢,٤٦٦,٨٨٣	١,٥١٤,١٣٨
ايرادات تشغيلية أخرى	٤,٠٠٩,١١٢	٤,١٠٢,٧٣٠
مجموع الايرادات من غير الفوائد والعمولات	٦,٣٠٧,٥٢٢	٥,٤٦٤,٨٦٥
صافي الايرادات التشغيلية	٣٨,٤٤٦,٧٨٤	٣٦,٨٠٢,٢٦٤
المصروفات		
نفقات الموظفين	٩,٧٠٤,٩٤٣	٩,٣٠٦,٤٤٢
مصاريف تشغيلية أخرى	٦,٩٨٩,٣٧٦	٦,٠١٤,٣٩٩
استهلاكات واطفاءات	٣,٢٥١,٩٥٢	٢,٦٨٩,٧٦٦
مخصص التسهيلات الائتمانية	٣,١١٩,٠٠٠	٣,٩٠٥,٤٤٥
مخصصات متنوعة أخرى	٢٥٢,٢٣٢	٦٠,٠٠٠
مجموع المصروفات التشغيلية	٢٣,٣١٧,٥٠٣	٢١,٩٧٦,٠٥٢
صافي دخل التشغيل	١٥,١٢٩,٢٨١	١٤,٨٢٦,٢١٢
ايرادات غير تشغيلية، بالصافي	٩٢٢,٦٦٧	٣٧٥,١٣٩
صافي الدخل قبل ضريبة الدخل	١٦,٠٥١,٩٤٨	١٥,٢٠١,٣٥١
مخصص ضريبة الدخل	(٢,٦٦٠,٠٠٠)	(٣,٦١٨,٠٠٠)
صافي دخل الفترة	١٣,٣٩١,٩٤٨	١١,٥٨٣,٣٥١
ينزل : حقوق الأقلية من صافي أرباح الشركات التابعة	(١٥,٤٥٧)	(٣,٩٠٩)
صافي دخل الفترة	١٣,٣٧٦,٤٩١	١١,٥٧٩,٤٤٢
	فلس / دينار	فلس / دينار
حصة السهم من صافي دخل الفترة	٠,١٣٤	٠,١١٦
	سهم	سهم
المعدل المرجح لعدد الأسهم	١٠٠,٠٠٠,٠٠٠	١٠٠,٠٠٠,٠٠٠


Sa 2 8 14 20 26
Su 3 9 15 21 27
4 10 16 22 28
11 17 23 29
18 24 30
25 31

الادارة العامة - ص.ب ٧٦٩٣ عمان ١١١١٨ المملكة الأردنية الهاشمية
هاتف ٥٦٠٧٣١٥ - ٥٦٦٧١٢٦ فاكسيميلي ٥٦٧٨١٢١ (٦-٩٦٢)
العنوان البرقي : إسكان تلكس : ٢٢٠٦١ إسكان جو - ٢١٦٩٣ إسكان جو - ٢٣٤٦٠ إسكان جو

البريد الاكتروني : e-mail : quality@hbtf.com.jo

www.the-housingbank.com